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                                                                 Exhibit (a)(10)

Subject: Important Updates Regarding the Stock Option Exchange Program

This message is intended for employees who are eligible to participate in the Offer to Exchange Outstanding Options for Restricted Stock Units ("the Offer") as communicated on June 26, 2001. If you have received this message from someone other than Avaya Global Stock Plans, the information contained herein is not applicable to you.

This notice provides the following important information regarding:

   * The extension of the Offer Period until July 31, 2001
   * Changes to the Offer timeline due to the extension of the Offer Period
   * Changes to certain terms and conditions originally communicated under the Offer
   * A reminder of how to participate in the Offer and tender your eligible options

Extension of Offer Period

The Offer Period to exchange eligible stock options for Restricted Stock Units has been extended to 5:00 PM, New York time, on July 31, 2001. At that time, all properly tendered Letters of Transmittal and Notices of Withdrawal, or elections to tender options and changes to previous elections properly registered via the Offer web site, shall be considered final and binding. Pursuant to the Offer to Exchange, the number of RSUs to be granted in exchange for Eligible Options will be determined by (1) the number of options you tender in a particular class, (2) the per share exchange value of that class and (3) the average of the high and low prices of a share of Avaya common stock determined as of the close of trading three business days prior to the expiration of the offer.

As a result of the extension of the Offer Period, the date on which the average of the high and low prices of a share of Avaya common stock used to calculate the number of RSUs to be granted will be July 26, 2001. You will receive an email from Avaya Global Stock Plans on July 27, 2001 informing you of this price. Also by 5:00 PM, New York time, on July 27, 2001 your account at AST StockPlan will be updated to reflect the number of RSUs you will receive in exchange for each of your eligible stock options should you tender those options and remain eligible to participate in the Offer through July 31, 2001.


Changes in Offer Timeline

  * July 26, 2001: Avaya stock price determined for calculation of RSUs

  * July 27, 2001: Email notice sent to all eligible employees indicating Avaya stock price to be used in calculation of RSUs

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      * July 31, 2001: Expiration of Offer Period at 5:00 PM New York time -
        Effective date for cancellation of tendered options and grant date of RSUs so long as the conditions described in Section 6 (Conditions of the Offer) of the Offer to Exchange document are satisfied or waived by Avaya.

      * August 1, 2001: Email notice or other written communication sent to employees who have properly tendered eligible options indicating whether Avaya has accepted tendered options. A copy of the Avaya Inc. Restricted Stock Unit award Agreement executed by Avaya will be included with this communication.

      * On or about August 6, 2001: Email from AST StockPlan informing you that you may view and print a confirmation of your actual RSU grant from the Offer web site


Changes to Certain Terms and Conditions of the Offer

On July 18, 2001, Avaya filed Amendment No. 2 to the Offer to Exchange with the Securities and Exchange Commission. The Amendment made certain modifications to the Offer to Exchange as explained below. This summary is expressly qualified by Amendment No. 2 and you are urged to read the Amendment. A copy of Amendment No. 2 is posted on the Securities and Exchange Commission's website at http://www.sec.gov and on the Avaya Investors website at http://www.avaya.com/investors.

Amendment No.2 makes certain changes including the following:

      * Provides that the RSUs will be granted immediately after the Offer expires (currently 5:00 PM New York time on July 31, 2001)

      * Deletes the condition to the offer that permits Avaya to reject any properly tendered Eligible Options in its sole discretion

      * Amends certain conditions to the Offer to provide that Avaya may terminate the offer (1) if the stock price for Avaya common stock declines by 10% or more (as measured from June 26, 2001) and (2) after the Offer has expired, if Avaya fails to receive any necessary governmental approvals.

Amendment No. 2 also confirms that employees who retire or voluntarily leave Avaya under the Voluntary Retirement/Separation Program announced in June 2001, and are Avaya employees on the date the offer expires, are entitled to participate in the exchange.


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Please note that the modifications outlined above, including the revised timeline, will be reflected on the AST web site as of the end of day on July 19, 2001.

Reminder of How to Elect to Participate in the Offer

You should have received an email from Avaya Global Stock Plans on or about June 26, 2001 with electronic copies of all documents pertaining to the Stock Option Exchange Program attached. We urge you to read those documents prior to making a decision to participate in the Offer. You may elect to exchange eligible stock options for Restricted Stock Units by accessing the Offer web site administered by AST StockPlan at https://www.aststockplan.com, or by tendering a properly executed Letter of Transmittal and Restricted Stock Unit Award Agreement to Avaya Global Stock Plans.

The information necessary for you to access the Offer web site was sent to you in an email from AST StockPlan on June 28, 2001 containing instructions and a Personal Identification Number (PIN) to access your account. If you need assistance accessing your account on the AST StockPlan web site you may contact them at 1-888-980-6456, or +1-212-659-2200, or send an email to
client_services@aststockplan.com. Should you choose to tender your eligible options by submitting a printed copy of your Letter of Transmittal and RSU Agreement, you may submit these documents by facsimile to + 1-908-607-5270 or by regular mail, overnight delivery or hand delivery to:

        Avaya Inc.
        Global Stock Plans
        Room: 2A14
        150 Allen Road
        Liberty Corner, NJ 07938 USA

If you have already registered your election to participate in the Stock Option Exchange Program as described above, you should have received an email confirmation that your election has been registered. If you have tendered your election but have not received a confirmation email please contact AST StockPlan at 1-888-980-6456, or +1-212-659-2200, or send an email to
client_services@aststockplan.com.

The Avaya Global Stock Plans Team